UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2014

Commission File Number 001-36535

GLOBANT S.A.

(Exact name of registrant as specified in its charter)

Not applicable

(Translation of registrant's name into English)

5 rue Guillaume Kroll L-1882, Luxembourg Tel: + 352 48 18 28 1

  (Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒ Form 20-F	☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

GLOBANT S.A.

FORM 6-K

Globant S.A. is furnishing under the cover of Form 6-K the following:

Exhibit 99.1	Press release, dated August 14, 2014, entitled “Globant Announces Second Quarter Financial Results – Record Quarterly Revenue”.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GLOBANT S.A.

By:	/s/ PATRICIO PABLO ROJO
	Name:	Patricio Pablo Rojo
	Title:	General Counsel

Date: August 14, 2014